BRADLEY PHARMACEUTICALS, INC.
          CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

          The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

          In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of September 30, 1999 and the results of operations for the three and nine month periods ended September 30, 1999 and 1998 and cash flows for the nine months ended September 30, 1999 and 1998, respectively.

          The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1998 filed with the Securities and Exchange Commission. The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, reserved shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

          The results reported for the three and nine month periods ended September 30, 1999 are not necessarily indicative of the results of operations which may be expected for a full year.

NOTE B - Revolving Credit Facility
         -------------------------

          On April 7, 1999, the Company entered into a loan agreement with LaSalle Business Credit, Inc. ("LaSalle") that is comprised of a $5 million revolving asset-based credit facility and a $2.5 million acquisition note for future product acquisitions. In order to close this new loan agreement with LaSalle, the Company paid in full the outstanding loan balance and early termination penalties to The CIT Group/ Credit Finance, Inc. ("CIT") of approxi-mately $1.6 million, using a portion of the availability from the new revolving credit facility. Advances under this new revolving credit facility are cal-culated pursuant to a formula, which is based on the Company's then "eligible" accounts receivable and inventory levels. Advances under the $2.5 million acquisition note are pursuant to the Company finding a potential acquisition and receiving LaSalle's final approval. This new loan agreement has an initial term of three years, requires an annual fee, and is subject to an unused credit line percentage fee. Interest accrues on amounts outstanding under this new loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility and plus 2% for the amount outstanding for the acquisition note. The Company's obligations under this new loan have been collateralized by the Company's grant to LaSalle of a lien upon, and the pledge of a security interest to the Company's prior lien with CIT, which consists of substantially all assets of the Company.

NOTE C - Net Income (Loss) Per Common Share
         ----------------------------------

          The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

          Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                            Three Months Ended        Three Months Ended
                            September 30, 1999        September 30, 1998
Basic Shares                    7,900,000                  8,420,000
Dilution: Stock Options
and Warrants                       30,000                        -0-
                                   ------                     ------
Diluted Shares                  7,930,000                  8,420,000
                                =========                  =========

Loss available to
    Common shareholders          $(83,680)                $(465,187)

Basic loss
    per share                      $(0.01)                   $(0.06)
Diluted loss
    per share                      $(0.01)                   $(0.06)


                            Nine Months Ended         Nine Months Ended
                            September 30, 1999        September 30, 1998
Basic Shares                    8,010,000                 8,430,000
Dilution: Stock Options
  and Warrants                     60,000                   730,000
                                   ------                   -------

Diluted Shares                  8,070,000                 9,160,000
                                =========                 =========

Income available
  to Common shareholders        $ 565,488                 $ 117,544

Basic earnings
  per share                        $ 0.07                    $ 0.01
Diluted earnings
  per share                        $ 0.07                    $ 0.01



Note D - Business Segment Information
         ----------------------------

          The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

          The accounting policies used to develop segment information correspond to those described in the 1998 10-KSB's summary of significant accounting policies. Segment profit or loss is based on profit or loss from operations before income taxes. The segments are distinct business units operating in different therapeutic markets. The following information about the two segments is for the nine months ended September 30, 1999 and 1998.


                                             1999              1998
                                             ----              ----

Net sales:
Kenwood Therapeutics                      $7,600,000        $5,728,000
Doak Dermatologics, Inc.                   5,944,000         4,665,000
                                           ---------         ---------
                                         $13,544,000       $10,393,000
                                         ===========       ===========
Depreciation and
amortization:
Kenwood Therapeutics                        $712,000          $619,000
Doak Dermatologics, Inc.                     184,000           185,000
                                             -------           -------
                                            $896,000          $804,000
                                            ========          ========

Net income (loss):
Kenwood Therapeutics                       ($221,000)         $373,000
Doak Dermatologics, Inc.                     786,000          (255,000)
                                             -------           -------
                                            $565,000          $118,000
                                            ========          ========

Segment assets:
Kenwood Therapeutics                     $18,103,000       $15,216,000
Doak Dermatologics, Inc.                   2,876,000         3,545,000
                                           ---------         ---------
                                         $20,979,000       $18,761,000
                                         ===========       ===========

Geographic information
(revenues):
Kenwood Therapeutics
   United States                          $7,284,000        $5,313,000
   Other countries                           316,000           415,000
                                             -------           -------
                                          $7,600,000        $5,728,000
                                          ==========        ==========
Doak Dermatologics, Inc.
   United States                          $4,955,000        $3,628,000
   Other countries                           989,000         1,037,000
                                             -------         ---------
                                          $5,944,000        $4,665,000
                                          ==========        ==========

          The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales.


                          BRADLEY PHARMACEUTICALS, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

          This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

          On September 30, 1999, the Company had working capital of $599,000 a decrease of $272,000 over the December 31, 1998 working capital of $871,000. The decrease in the Company's working capital position at September 30, 1999 was primarily due to the movement of the BRONTEX(R) acquisition note from long-term to short-term, which was partially offset by positive cash flow from operations.

          Working capital as of September 30, 1999 included (i) a decrease of $975,000 in cash and cash equivalents principally due to net repayments of the revolving credit line and purchases of treasury stock; (ii) an increase in accounts receivable of approximately $120,000, primarily due to wholesale stocking programs in September 1999, which was prompted by offering slight discounts. This event, which also occurred in September 1998, may have the effect of reducing revenue in the Fourth Quarter 1999 and may have reduced revenue in the Fourth Quarter 1998; (iii) an increase in inventory and prepaid samples and materials of $34,000; (iv) an increase in prepaid expenses and other of $199,000 principally due to deferred financing costs associated with bank financing; (v) an increase in accounts payable of $428,000 primarily due to an increase in promotional and advertising activities in the Third Quarter 1999; (vi) a decrease in accrued expenses of $408,000 due to a decrease in the chargeback and rebate accruals, which was prompted by higher volume sales for products that historically have lower charges against sales and the reduction of the accruals as discussed below; and (vii) an increase in income taxes payable of $130,000.

          The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter ("OTC") monograph, and could designate the formula that comprises DECONAMINE(R) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE(R) product line is converted from prescription status to over-the-counter status.

          Further, the Company is required to file and Abbreviated New Drug Application "ANDA" with the FDA for its DECONAMINE(R) SR product, which is expected to maintain the prescription status of this product beyond the final monograph. The cost of this application is approximately $900,000.
The Company has entered into non-binding agreement with Phoenix
International to perform clinical studies required for the issuance of the ANDA. As of the date of this 10-QSB, the Company has paid approximately $350,000 with respect to this project. The project is being further deferred until regulatory and competitive circumstances warrant completion and submission to the FDA. Completion of the research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(R) SR may have material adverse effect on the Company's business.

          In January 1999, the Company completed the repurchase program of 400,000 shares and also initiated the repurchasing of an additional 600,000 shares in open market transactions resulting in a cumulative repurchase of 12% of the outstanding common stock over the next 36 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's 401(k) Plan matching contribution. Through November 1, 1999, the Company has repurchased 812,000 shares of common stock.

          On January 1, 1999, the Company initiated Stern Stewart's EVA(R) Financial Management System. The EVA(R) program is based upon the Company's creation of economic value added during 1999. The economic value added is a financial calculation based upon the Company's net income less a charge for capital. Depending upon the Company's improvement in EVA(R), a bonus to employees may be distributed. As of September 30, 1999, the Company has expensed for approximately $242,000 and distributed $95,000 for this program.

          The Company believes that cash flow from operations, funds available from the revolving credit facility and the acquisition note will be sufficient to satisfy the working capital requirements for at least the next 12 months.

YEAR 2000 ISSUE
---------------

          The Company is aware of the issues associated with the programming code in many existing computer systems and devices with embedded technology as the millenium approaches. The "Year 2000" problem concerns the inability of information and technology-based operating systems to properly recognize and process date-sensitive information beyond
December 31, 1999. The Year 2000 problem is potentially pervasive; virtually every computer operation or business system that utilizes embedded computer technology may be affected in some way by the rollover of the two-digit year value to 00. The risk is that computer systems will not properly recognize date sensitive information when the year changes to 2000, which can result in system failures or miscalculations, resulting in a serious threat of business disruption.

          In response to the potential impact of the Year 2000 issue on the Company's business and operations, the Management has purchased and converted its own in-house system. In the process, the Company determined that the new systems and hardware were substantially Year
2000 compliant. Certain other software was corrected or reprogrammed for Year 2000 compliance. As such, Management believes the Year 2000 issues with respect to its internal systems will be mitigated without a significant potential effect on the Company's financial position or operations.

          In addition, to ensure external Year 2000 readiness, the Company has made written inquiries concerning the Year 2000 readiness of all of its vendors, suppliers, customers and others with whom the Company has significant business relationships. Responses have been received from many of those contacted, although some of the responses have been inconclusive with respect to Year 2000 compliance. As a result, follow up inquires were sent for any critically dependent third parties not responding. As of the date of this 10-QSB, the Company has completed the third party inquiry and is not currently aware of any issues that would cause a significant disruption of its business or operations.

          However, given the complexity of the Year 2000 issue, there can be no assurance that the Company will be able to address these problems without costs and uncertainties that might affect future financial results or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

          To date, the Company has completed its review of the Year 2000 issue. The review included an assessment of all internal systems and the status of all essential third parties. Based on this assessment, the Company finalized such contingency plans, as necessary, based on its assessment of the outside risks. The total costs incurred to date in the assessment, evaluation and remediation of the Year 2000 compliance matters have been nominal and management estimates that total future software and equipment costs, based upon information developed to date are estimated to be less than $100,000.

RESULTS OF OPERATIONS
---------------------

          Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

          NET SALES (net of all adjustments to sales) for the three and nine months ended September 30, 1999 were $4,128,000 and $13,544,000, respectively, representing an increase of $1,665,000 for the three months, and an increase of $3,151,000 for the nine months ended. This increase primarily reflects gains resulting from Doak Dermatologics' products CARMOL(R), ACID MANTLE(R), TRANS VER SAL(R), and Kenwood Therapeutics' products PAMINE(R), GLUTOFAC(R) and new product sales of BRONTEX(R) totaling $214,000 and $1,361,000 for the three and nine months ended, respectively. The increase in same product sales for the three months and nine months ended September 30, 1999 was primarily due to special promotions to market key brands, an expanding field force, the utilization of market research data to ensure product messages are received by the most potentially productive audiences, and the offering of slight discounts to wholesalers. The increase in net sales for the nine months ended September 30, 1999 was partially reduced by a sales decline in LEPONT(R) Beauty Enhancer and DECONAMINE(R). The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales for the Third Quarter of 1999, resulting in increased net sales and profits of $113,000. The decrease in the percentage used to adjust gross sales to net sales reflects improvements in processing chargebacks and rebates as well as less reliance on managed care sales.
Any future reductions of this percentage will reflect continuing and future analysis of this trend. There can be no assurance that this trend will continue.

          COST OF SALES for the three and nine months ended September 30, 1999 were $1,071,000 and $3,726,000, respectively, representing an increase from the three and nine months ended September 30, 1998 of $189,000 and $509,000. The Company's gross profit margin for the three and nine months ended September 30, 1999 was 74% and 73%, respectively, as compared to 64% and 69% during the three and nine months ended September 30, 1998. The improvement in the gross profit margin for the three and nine months ended September 30, 1999 reflects a change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represented an increase in prescription products of PAMINE(R), CARMOL(R) 40, GLUTOFAC(R) ZX, and new product sales of BRONTEX(R). Also, the sales mix reflected a decrease in sales for LEPONT(R) Beauty Enhancer, which historically has a lower gross margin. In addition, the Company benefited from cost savings from outsourcing previously manufactured products at a lower cost.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were
$2,881,000 and $7,851,000, respectively, for the three and nine months ended September 30, 1999, representing an increase of $857,000 and $1,779,000 over the three and nine months ended September 30, 1998.
The increases in selling, general and administrative expenses continue to reflect increased investment in the Company's sales and marketing areas, with resulting increases in salaries, employee benefits, payroll taxes, promotional and advertising expenses. Additionally, the Company initiated the EVA(R) Financial Management System, which represented an increase for the bonus accrual of $6,000 and $242,000, for the three and nine months ended September 30, 1999, respectively. Also, the Company incurred a one-time charge of $90,000 in the Second Quarter 1999 for early termination penalties associated with changing lending institutions. The Company, however, continues to implement steps designed to reduce expenses and maintain cost controls, where applicable.

          DEPRECIATION and AMORTIZATION EXPENSES for the three and nine months ended September 30, 1999 were $257,000 and $896,000, respectively, representing a decrease of $8,000 and an increase of $93,000 as compared to the three and nine months ended September 30, 1998. The decrease for the three months ended September 30, 1999 reflects the elimination of amortization of an intangible asset which became fully amortized in the Third Quarter of 1999. The increase for the nine months ended September 30, 1999 was principally due to an increase in amortization of trademarks resulting from the BRONTEX(R) acquisition, which occurred in October 1998.

          INTEREST EXPENSE - NET for the three and nine months ended September 30, 1999 were $51,000 and $173,000, respectively, representing an increase of $20,000 and $58,000 from the three and nine months ended September 30, 1998. This increase was principally due to the imputed interest related to the BRONTEX(R) acquisition note.

          NET INCOME (LOSS) for the three and nine months ended September 30, 1999 were $(84,000) and $565,000, respectively, representing a decrease in the net loss of $382,000 and an increase in net income of $448,000 from the three and nine months ended September 30, 1998. The decrease in the net loss for the three months ended and the increase in net income for the nine months ended was principally due to an increase in net sales and an increase in the gross profit margin. The increase in income tax is due to a higher pretax income, while the effective rate in both periods approximate the statutory rate.

          Net income (loss) for Kenwood Therapeutics for the nine months ended September 30, 1999 was $(221,000) representing a decrease of $594,000 from the nine months ended September 30, 1998. The decrease was principally due to an increase in selling, general, and administrative expenses with resulting increases for promotional and advertising activities. In particular, promotional and advertising increased due to the new product BRONTEX(R) and other existing cough/cold products, which is in expectation of the upcoming season.

          Net income for Doak Dermatologics for the nine months ended
September 30, 1999 was $786,000 representing an increase of $1,041,000 from the nine months ended September 30, 1998. The increase was principally due to an increase in net sales and an increase in the gross profit margin. The products CARMOL(R), ACID MANTLE(R), and TRANS VER SAL(R) primarily spurred the increase in net sales. While, the increase in the gross profit margin was primarily due to an increase in sales of the higher margined CARMOL(R) 40, decrease in sales of the lower margined LEPONT(R) Beauty Enhancer, and cost savings from outsourcing.

Item 1. Legal Proceedings
-------------------------

          The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results from operations.

Item 5. Other Information
-------------------------

          The Company is subject to claims or threatened claims relating to environmental matters from its former Doak manufacturing site in Westbury, New York. The Company believes that none of such claims or threatened claims made through the date of this 10-QSB, either individually or in the aggregate, will have a material adverse affect on the Company's business, financial condition or results from operations.


Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

          (a) Exhibits
              27. Financial Data Schedule

          (b) Reports on Form 8-K

        	     None




                              	SIGNATURES
                               ----------



In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     	BRADLEY PHARMACEUTICALS, INC.
                      -----------------------------
                            	(REGISTRANT)




Date: November 4, 1999                 /s/ Daniel Glassman
                                       -------------------------------
                                       Daniel Glassman
                                       Chairman of The Board, President and
                                       Chief Executive Officer
                                       (Principal Executive Officer)

Date: November 4, 1999                	/s/ R. Brent Lenczycki, CPA
                                       -------------------------------
                                       R. Brent Lenczycki, CPA
                                       Director of Finance
                                       (Principal Financial and
                                       Accounting Director)